SL Green Realty Corp.
SL Green Operating Partnership, L.P.
Reckson Operating Partnership, L.P.

July 6, 2010

Securities and Exchange Commission
Washington DC 20549-7010
            Attn.: Mr. Tom Kluck, Branch Chief, Division of Corporation Finance

                        Re:       Registration Statement on Form S-4 Number 333-167793 (the “Registration Statement”) filed June 25, 2010 by SL Green Realty Corp., SL Green Operating Partnership, L.P. and Reckson Operating Partnership, L.P. (the “Registrants”)

Ladies and Gentlemen:

            The Registrants hereby amend the Registration Statement to include the following language on the cover page thereof:

THE REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

Very truly yours,

SL Green Realty Corp.

By:	/s/ Marc Holliday
Marc Holliday, Chief Executive Officer

SL Green Operating Partnership, L.P.

By:	/s/ Marc Holliday
Marc Holliday, Chief Executive Officer
of SL Green Realty Corp., the sole general
partner of SL Green Operating Partnership, L.P.

Reckson Operating Partnership, L.P.

By:	/s/ Marc Holliday
Marc Holliday, President of Wyoming
Acquisition GP LLC, the sole general
partner of Reckson Operating Partnership, L.P.